Filed Pursuant to 424(b)(2)
Registration Statement No. 333-211718

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

Preliminary Pricing Supplement Dated July 12, 2018

Pricing Supplement to the Prospectus Supplement dated June 30, 2016 and the

Prospectus dated June 30, 2016

The Toronto-Dominion Bank

US$             Floating Rate Senior Medium-Term Notes, Series A, Due 2023

We will pay interest on the Floating Rate Senior Medium-Term Notes, Series A, due 2023 (the “Notes”) quarterly on             ,             ,              and              of each year. We will make the first interest payment on             , 2018. The interest rate on the Notes for each period will be equal to three-month LIBOR plus a spread of      basis points. The Notes will mature on                      , 2023. The Notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. We will issue the Notes in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess of US$2,000.

Other than as set forth under “Terms of the Notes — Redemption for Tax Reasons,” we may not redeem the Notes prior to their maturity. There is no sinking fund for the Notes.

The Notes will not be listed on any securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of this pricing supplement, page S-4 of the prospectus supplement dated June 30, 2016 and page 1 of the accompanying prospectus dated June 30, 2016.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement or the accompanying prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Notes
	Per Note		Total
Price to the public(1)		%	US$
Underwriting commissions		%	US$
Proceeds to The Toronto-Dominion Bank		%	US$

(1)	The price to the public also will include interest accrued on the Notes after , 2018, if any.

This pricing supplement may be used by certain of our affiliates in connection with offers and sales of the Notes in market-making transactions. TD Securities (USA) LLC is our affiliate. See “Underwriting (Conflicts of Interest)” in this pricing supplement.

We expect to deliver the Notes in book-entry only form through the facilities of The Depository Trust Company (including through its indirect participants Euroclear, Clearstream and CDS) on or about                      , 2018, against payment in immediately available funds.

Joint Book-Running Managers

TD Securities	Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley	Wells Fargo Securities

Pricing Supplement dated                      , 2018

We are responsible for the information contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, and in any free writing prospectus we may authorize to be delivered to you. We have not, and the agents have not, authorized anyone to give you any other information, and take no responsibility for any other information that others may give you. We are not, and the agents are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, the documents incorporated by reference or any free writing prospectus we may authorize to be delivered to you is accurate as of any date other than the dates thereon. Our business, financial condition, results of operations and prospects may have changed since those dates.

PS-i

WHERE YOU CAN FIND MORE INFORMATION

You should read this pricing supplement together with the prospectus supplement dated June 30, 2016 (the “prospectus supplement”) and the prospectus dated June 30, 2016 (the “base prospectus”), and the documents incorporated by reference therein (collectively, the “prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in this pricing supplement, the prospectus supplement and the base prospectus and the other information included and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated June 30, 2016:

http://www.sec.gov/Archives/edgar/data/947263/000119312516638460/d191617d424b3.htm

•	Prospectus dated June 30, 2016:

http://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by us in accordance with such requirements, can be inspected and copied by you at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov. Our common shares are listed on the NYSE, and reports and other information concerning us can be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005. Information about us can be located at our website at www.td.com. All Internet references in this pricing supplement and the accompanying prospectus supplement and prospectus are inactive textual references and we do not incorporate website contents into this pricing supplement and the accompanying prospectus supplement and prospectus.

Our Central Index Key, or CIK, on the SEC website is 947263.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows the Bank to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. Copies of the documents incorporated herein by reference may be obtained upon written or oral request without charge from the Corporate Secretary of The Toronto-Dominion Bank, TD Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2, Canada (telephone: (416) 308-6963). The documents incorporated by reference are available at www.sec.gov.

We incorporate by reference:

•	our Annual Report on Form 40-F for the fiscal year ended October 31, 2017 and the auditors’ report therein; and

•	our Reports on Form 6-K dated November 30, 2017 (excluding Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, and Exhibit 99.5), January 8, 2018, January 25, 2018, February 28, 2018, March 1, 2018 (excluding Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7 thereto), March 5, 2018 (two filings), March 29, 2018 (relating to the repurchase for cancellation of the Bank’s common shares), April 20, 2018, May 24, 2018 (excluding Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7 thereto) and June 12, 2018.

In addition, we will incorporate by reference all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and, to the extent, if any, we designate therein, reports on Form 6-K we furnish to the SEC after the date of this pricing supplement and prior to the termination of any offering contemplated in this pricing supplement.

Any statement contained in this pricing supplement, the accompanying prospectus supplement and prospectus or in any other document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded, for the purposes of this pricing supplement, the accompanying prospectus supplement and prospectus, to the extent that a statement contained herein or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this pricing supplement, the accompanying prospectus supplement and prospectus.

All documents incorporated by reference, or to be incorporated by reference, have been filed with or furnished to, or will be filed with or furnished to, the SEC.

TERMS OF THE NOTES

We describe the basic features of the Notes in the sections of the base prospectus called “Description of the Debt Securities” and the prospectus supplement called “Description of the Notes We May Offer,” subject to and as modified by the provisions described below. References in this pricing supplement to “we,” “us,” “our,” “TD” or “the Bank” are to The Toronto-Dominion Bank.

Issuer:	The Toronto-Dominion Bank

Title of Series:	Senior Medium-Term Notes, Series A

Issue:	Floating Rate Senior Medium-Term Notes, Series A, due 2023

Ranking:	Senior

Aggregate Principal Amount Initially Being Issued:	US$

Currency:	U.S. Dollars

Minimum Denominations:	US$2,000 and integral multiples of US$1,000 in excess of US$2,000

Pricing Date:	, 2018

Issue Date:	, 2018

Maturity Date:	, 2023

CUSIP/ISIN:	/

Day Count Fraction:	Actual/360

Base Rate:

USD LIBOR (Reuters Page LIBOR01)

LIBOR will be determined in the following manner:

•  LIBOR will be the London interbank offered rate appearing on the Reuters Page LIBOR01 as of 11:00A.M., London time, on the relevant Interest Determination Date, for deposits in U.S. Dollars having a three-month maturity, beginning on the relevant Interest Reset Date.

•  If Reuters Page LIBOR01 applies and the rate described above does not appear on that page, then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant Interest Determination Date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: deposits in U.S. Dollars having a three-month maturity, beginning on the relevant Interest Reset Date, and in a representative amount. The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the relevant Interest Determination Date will be the arithmetic mean of the quotations provided.

•  If fewer than two quotations are provided as described above, LIBOR for the relevant Interest Determination Date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., New York City Time, on that Interest Determination Date, by three major banks in New York City, one of which may be us or our affiliate, selected by the Calculation Agent: loans in U.S. Dollars having a three-month maturity, beginning on the relevant Interest Reset Date and in a representative amount.

•  If fewer than three banks selected by the Calculation Agent are quoting as described above, LIBOR for the new interest period will be LIBOR in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

•  If LIBOR has been permanently discontinued, the Calculation Agent will, as directed by the Issuer, use as a substitute for LIBOR and for each future Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice (the “Alternative Rate”). As part of such substitution, the Calculation Agent will, as directed by the Issuer, make such adjustments to the Alternative Rate or the spread thereon, as well as the Business Day convention, Interest Determination Dates and related provisions and definitions (“Adjustments”), in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the Notes; provided, however, that if there is no clear market consensus as to whether any rate has replaced LIBOR in customary market usage, the Issuer will appoint in its sole discretion an independent financial advisor (the “IFA”) to determine an appropriate Alternate Rate and any Adjustments, and the decision of the IFA will be binding on the Issuer, the Calculation Agent and the noteholders.

Index Maturity:	Three months

Spread:	+ basis points

Calculation Agent	The Bank of New York Mellon

Interest Payment Dates and Interest Reset Dates:

Quarterly, on             ,             ,              and              of each year, beginning on             , 2018; provided that (i) if the interest payment date falls on a day that is not a business day, the required payment of interest may instead be paid on the next succeeding business day and interest will accrue to but excluding that next succeeding business day; provided further that if the next business day falls in the next calendar month, then the interest payment date will be the immediately preceding day that is a business day and interest will accrue to but excluding that immediately preceding business day and (ii) if the interest reset date falls on a day that is not a business day, the interest reset date will be postponed to the next day that is a business day; provided further that if that business day is in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

Interest Determination Date:	The second London business day preceding the applicable Interest Reset Date.

Record Dates for Interest Payments:	The fifteenth calendar day prior to the applicable Interest Payment Date.

Redemption at Our Option:	Not applicable, other than as set forth under “— Redemption for Tax Reasons.”

Optional Redemption by Holders of Notes:	Not applicable.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear, Clearstream and CDS as described under “Description of the Debt Securities — Book-Entry Procedures and Settlement” in the base prospectus).

Conflicts of Interest:	TD Securities (USA) LLC is our affiliate. Accordingly, the offering of the Notes will conform to the requirements of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. TD Securities (USA) LLC is not permitted to sell the Notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Additional Amounts

All payments of principal and interest and other amounts payable in respect of the Notes by us will be made without us making any withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”), unless the withholding or deduction of such Taxes is required or authorized by law or the administration thereof. In that event, we will, subject to certain exceptions and limitations set forth below, pay such additional amounts (“Additional Amounts”) to the holder or beneficial owner of any Note as may be necessary in order that every net payment of the principal of and interest on such Note and any other amounts payable on such Note, after any withholding or deduction for Taxes imposed or levied by or on behalf of Canada or any political subdivision or taxing authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”) (and Taxes imposed or levied by a Taxing Jurisdiction on such Additional Amounts), will not be less than the amount such holder or beneficial owner would have received if such Taxes imposed or levied by or on behalf of a Taxing Jurisdiction had not been withheld or deducted. We will not, however, be required to make any payment of Additional Amounts to any holder or beneficial owner for or on account of:

•	any Taxes that would not have been so imposed but for a present or former connection (including, without limitation, carrying on business in a Taxing Jurisdiction or having a permanent establishment or fixed base in a Taxing Jurisdiction) between such holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and a Taxing Jurisdiction, other than merely holding such Note or receiving payments with respect to such Note;

•	any estate, inheritance, gift, sales, transfer or personal property Tax or any similar Tax with respect to a Note;

•	any Tax imposed by reason that such holder or beneficial owner of a Note or other person entitled to payment under the Note does not deal at arm’s length within the meaning of the Income Tax Act (Canada) with us or is, or does not deal at arm’s length with any person who is, a “specified shareholder” of us for purposes of the thin capitalization rules in the Income Tax Act (Canada);

•	any Tax that is levied or collected otherwise than by withholding from payments on or in respect of a Note;

•	any Tax required to be withheld by any paying agent from any payment on a Note, if such payment can be made without such withholding by at least one other paying agent;

•	any Tax that would not have been imposed but for the failure of a holder or beneficial owner of a Note to comply with certification, identification, declaration, information or other reporting requirements, if such compliance is required by a Taxing Jurisdiction (including where required by statute, treaty, regulation or administrative pronouncement) as a precondition to relief or exemption from such Tax;

•	any Tax which would not have been imposed but for the presentation of a Note (where presentation is required) for payment on a date more than 30 days after (i) the date on which such payment became due and payable or (ii) the date on which payment thereof is duly provided for, whichever occurs later;

•	any withholding or deduction imposed pursuant to (i) Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any treaty, law, regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, or (iii) any agreement between us and the United States or any authority thereof implementing FATCA; or

•	any combination of the items listed above;

nor shall Additional Amounts be paid with respect to any payment on a Note to a holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary, a member of such partnership or such beneficial owner would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner held its interest in the Note directly.

Redemption for Tax Reasons

We may redeem the Notes, in whole but not in part, at our option at any time prior to maturity, upon the giving of a notice of redemption as described below, if:

(i) as a result of any change (including any announced prospective change) in or amendment to the laws or treaties (or any rules, regulations, rulings or administrative pronouncements thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this pricing supplement, in the written opinion of our legal counsel of recognized standing, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced); or

(ii) on or after the date of this pricing supplement any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion of our legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced);

and, in any such case, we in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us. For the avoidance of doubt, reasonable measures do not include a change in the terms of the Notes or a substitution of the debtor.

Prior to the giving of any notice of redemption pursuant to the above paragraph, we will deliver to the trustee:

•	a certificate stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred; and

•	an opinion of counsel prepared in accordance with the terms of the indenture.

Any Notes redeemed for tax reasons will be redeemed at 100% of their principal amount together with interest accrued up to, but excluding, the redemption date. Notice of redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice.

RISK FACTORS

An investment in the Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus supplement and prospectus. This pricing supplement should be read together with the accompanying prospectus supplement and the prospectus. The information in the prospectus supplement and prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement.

Risks Relating to the Notes in General

Changes or uncertainty in respect of LIBOR may affect the value of and return on the Notes, including where LIBOR may not be available.

Various interest rates and other indices that are deemed to be “benchmarks,” including the London Inter-Bank Offered Rate (“LIBOR”), are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective, including the EU Benchmark Regulation (Regulation (EU) 2016/1011) (the “Benchmarks Regulation”), which compliance date was January 1, 2018, while others are still to be implemented.

These reforms and other pressures may cause LIBOR to disappear entirely, to perform differently than in the past (as a result of a change in methodology or otherwise), create disincentives for market participants to continue to administer or contribute to LIBOR or have other consequences that cannot be predicted. On July 27, 2017, the Chief Executive of the UK Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021.

It is not possible to predict the further effect of any changes in the methods by which LIBOR rates are determined, nor is it possible to predict the effect of any other reforms or proposals affecting LIBOR that may be enacted in the future, and may adversely affect the trading market for securities that bear interest at rates based on LIBOR, including the Notes. In addition, any future changes in the method pursuant to which LIBOR is determined or the transition to a successor benchmark may result in, among other things: (i) a sudden or prolonged increase or decrease in LIBOR or any successor benchmark rates; (ii) a delay in the publication of LIBOR or any such benchmark rates; (iii) a change in the rules or methodologies in LIBOR or any successor benchmarks that discourage market participants from continuing to administer or participate in LIBOR or any successor benchmarks; and (iv) LIBOR or any successor benchmark rate no longer being determined and published. Accordingly, in respect of the Notes, such proposals for reform and changes in applicable regulation could have a material adverse effect on the value of and return on the Notes (including potential rates of interest thereon).

Based on the foregoing, investors in the Notes should be aware that:

(a)	any of the reforms or pressures described above or any other changes to LIBOR could affect the level of the published rate, including to cause it to be lower and/or more volatile than it would otherwise be; and

(b)	if LIBOR is discontinued prior to the maturity of the Notes, then the rate of interest on the Notes will be determined by the fall-back provisions provided for herein under the caption “Terms of the Notes—Base Rate.” Such provisions may not operate as intended depending on market circumstances and the availability of rates information at the relevant time. This may result, to the extent that other fall-back provisions in the accompanying prospectus supplement are not applicable, in the effective application of a fixed rate based on the LIBOR rate that applied in the last period for which the LIBOR rate was available.

More generally, any significant change to the setting or existence of LIBOR could have a material adverse effect on the value or liquidity of, and the amount payable under, the Notes. No assurance may be provided that relevant changes will not be made to LIBOR and/or that LIBOR will continue to exist. Investors should consider these matters when making their investment decision with respect to the Notes.

The Notes May Be Subject to Write-Off, Write-Down or Conversion under Canadian Resolution Powers.

The Canada Deposit Insurance Corporation (“CDIC”), Canada’s resolution authority, was granted enhanced restructuring powers in 2009 to transfer certain assets and liabilities of a bank to a newly created “bridge bank” for such consideration as it determines in the event of a bank getting into distress, to facilitate a sale of the bank to another financial institution as a going concern, or failing that, to wind up the bridge bank. Upon exercise of such power, any remaining assets and liabilities would remain with the “bad bank,” which would be wound up. As such, in this scenario, any liabilities of the Bank, such as the Notes, that remain with the “bad bank” may be effectively written off or subject to only partial repayment in the ensuing winding-up.

On June 22, 2016, legislation came into force amending the Bank Act (Canada) (the “Bank Act”) and the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and certain other federal statutes pertaining to banks to create a bail-in regime for Canada’s domestically systemically important banks, which include the Bank. On April 18, 2018, the Government of Canada published regulations under the CDIC Act and the Bank Act providing the final details of conversion and issuance regimes for bail-in instruments issued by domestic systemically important banks, including the Bank (collectively, the “Bail-In Regulations”). Pursuant to the CDIC Act, in circumstances where the Superintendent has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank (a “Bail-In Conversion”).

The Bail-In Regulations prescribe the types of shares and liabilities that will be subject to a Bail-In Conversion. In general, any senior debt securities (including the Notes) with an initial or amended term to maturity greater than 400 days that are unsecured or partially secured and have been assigned a CUSIP or ISIN or similar identification number would be subject to a Bail-In Conversion. Shares, other than common shares, and subordinated debt, would also be subject to a Bail-In Conversion, unless they are non-viability contingent capital (NVCC) instruments. However, certain other debt obligations of the Bank such as structured notes (as defined in the Bail-In Regulations), covered bonds and certain derivatives would not be subject to a Bail-In Conversion.

The Bail-In Regulations will come into force on September 23, 2018. Any shares and liabilities issued before the date the Bail-In Regulations come into force, would not be subject to a Bail-In Conversion, unless, in the case of a liability, the terms of such liability are, on or after that day, amended to increase its principal amount or to extend its term to maturity and the liability, as amended, meets the requirements to be subject to a Bail-In Conversion.

In addition, the bail-in regime could adversely affect the Bank’s cost of funding.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of certain material U.S. federal income tax consequences of owning the Notes, please see the section “Tax Consequences — United States Taxation” in the base prospectus. Such section does not, however, discuss any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to the Notes as a result of such income being recognized on an applicable financial statement. Purchasers of the Notes that may be subject to such requirement should consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of owning the Notes.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of certain material Canadian federal income tax consequences of owning the Notes, please see the section “Tax Consequences — Canadian Taxation” in the base prospectus.

BENEFIT PLAN INVESTOR CONSIDERATIONS

For a discussion of certain considerations in connection with owning the Notes with plan assets, please see the section “Benefit Plan Investor Considerations” in the base prospectus.

UNDERWRITING (CONFLICTS OF INTEREST)

On             , 2018, we entered into a terms agreement with the agents pursuant to the Distribution Agreement, dated June 30, 2016, among us and the agents party thereto for the purchase and sale of the Notes. We have agreed to sell to each of the agents, and each of the agents has severally agreed to purchase from us, as principal, the principal amount of the Notes shown opposite its name at the public offering price set forth above.

Agent	Principal Amount of Notes
TD Securities (USA) LLC	US$
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Total	US$

The agents initially propose to offer the Notes to the public at the public offering price set forth on the cover page of this pricing supplement and may offer the Notes to certain dealers at the public offering price less a concession not in excess of         % of the principal amount of the Notes. The agents may allow, and such dealers may reallow, a concession not in excess of         % of the principal amount of the Notes on sales to certain dealers. After the initial offering of the Notes, the public offering price and other selling terms may from time to time be changed. The offering of the Notes by the agents is subject to receipt and acceptance and subject to the agents’ right to reject any order in whole or in part.

We estimate that the total offering expenses for the Notes, excluding underwriting commissions, will be approximately US$                .

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the agents and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and trading arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. The agents and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

It is expected that delivery of the Notes will be made against payment therefor on or about                 , 2018, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next two succeeding business days should consult their own advisors.

Conflicts of Interest

TD Securities (USA) LLC is our affiliate. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. TD Securities (USA) LLC is not permitted to sell the Notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Selling Restrictions

The People’s Republic of China

This pricing supplement and the prospectus have not been filed with or approved by the People’s Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People’s Republic of China. This pricing supplement and the prospectus shall not be offered to the general public if used within the People’s Republic of China, and the Notes so offered cannot be sold to anyone that is not a qualified purchaser of the People’s Republic of China. Each agent has represented, warranted and agreed that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each agent has agreed that it will not offer or sell any

Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This pricing supplement and the prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and the prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

South Korea

The Notes have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”) and the Notes have been and will be offered in Korea as a private placement under the FSCMA. None of the Notes may be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). For a period of one year from the issue date of the Notes, any acquirer of the Notes who was solicited to buy the Notes in Korea is prohibited from transferring any of the Notes to another person in any way other than as a whole to one transferee. Furthermore, the purchaser of the Notes shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the Notes.

Each agent has represented and agreed that it has not offered, sold or delivered the Notes directly or indirectly, or offered or sold the Notes to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea and will not offer, sell or deliver the Notes directly or indirectly, or offer or sell the Notes to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FSCMA, the FETL and other relevant laws and regulations of Korea.

Switzerland

This pricing supplement is not intended to constitute an offer or solicitation to purchase or invest in the Notes described herein in Switzerland. The Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this pricing supplement, the accompanying prospectus supplement and prospectus nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this pricing supplement, the accompanying prospectus supplement and prospectus nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The Notes may be made available for purchase outside Taiwan by investors residing in Taiwan (either directly or through properly licensed Taiwan intermediaries acting on behalf of such investors) but may not be offered or sold in Taiwan.

United Kingdom

Each agent has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the Notes will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP, Toronto, Ontario, as to matters of Canadian law and applicable matters of Ontario law, and Simpson Thacher & Bartlett LLP, New York, New York, as to matters of New York law. Certain legal matters relating to the Notes will be passed upon, on behalf of the agents, by Davis Polk & Wardwell LLP, New York, New York.